SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 7)
USG Corporation
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
90329405
(CUSIP Number)
Jorg Schanow, LL.M.
General Counsel
Gebr. Knauf Verwaltungsgesellschaft KG
Am Bahnhof 7
97346 Iphofen
Federal Republic of Germany
(49) 9329-31-1091
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 15, 2009
(Date of Event which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.
(Continued on following pages)

CUSIP No. 90329405	13D	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Gebr. Knauf Verwaltungsgesellschaft KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	7	SOLE VOTING POWER

NUMBER OF		14,757,258

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,757,258

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,757,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.86%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 90329405	13D	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] C & G Verwaltungs GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	7	SOLE VOTING POWER

NUMBER OF		14,757,258

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,757,258

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,757,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.86%

14	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer.
     The class of securities to which this Statement relates is the Common Stock, par value $0.10 per share (the “Common Stock”), of USG Corporation, a Delaware corporation (the “Issuer”). The principal business address of the Issuer is 550 West Adams Street, Chicago, Illinois 60661-3676.
Item 2. Identity and Background.
     The persons filing this Statement (collectively, the “Reporting Persons”) are Gebr. Knauf Verwaltungsgesellschaft KG, a limited partnership organized under the laws of the Federal Republic of Germany (“Gebr. Knauf”), and C & G Verwaltungs GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (“C & G Verwaltungs”). Gebr. Knauf is owned and controlled by members of the Knauf family. C & G Verwaltungs is an indirect subsidiary of Gebr. Knauf. The principal business address of each of the Reporting Persons and each of the members of the Knauf family is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. The principal business of each of the Reporting Persons is acting as a holding company.
     The names of the general partners of Gebr. Knauf are Hans Peter Ingenillem and Manfred Grundke. The names of the general managers of C & G Verwaltungs are Hans Peter Ingenillem and Martin Stürmer. The principal occupation or employment of each of the foregoing individuals is as a managing partner or managing director of various corporations and other entities owned and controlled by the members of the Knauf family. The principal business address of each of the foregoing individuals is Am Bahnhof 7, 97346 Iphofen, Federal Republic of Germany. Each of the foregoing individuals is a German citizen.
     During the last five years, neither of the Reporting Persons nor any of their respective general partners or general managers identified in this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither of the Reporting Persons nor any of their respective general partners or general managers identified in this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(Page 4 of 7 Pages)

Item 3. Source and Amount of Funds or Other Consideration.
     As previously reported, Gebr. Knauf used funds included in its working capital to acquire the Common Stock to which this Statement relates. On December 15, 2009, Gebr. Knauf transferred such Common Stock to C & G Verwaltungs, its indirect subsidiary, for €132,117,511. In connection with paying for the Common Stock, C & G Verwaltungs was granted a loan by an affiliate of Gebr. Knauf. and C & G Verwaltungs. To satisfy the remaining portion of the purchase price not satisfied by the proceeds of the loan described above, C & G Verwaltungs assumed the obligations for a certain bank loan for which Gebr. Knauf was the borrower.
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the Common Stock to which this Statement relates for investment purposes. The Reporting Persons will continue to evaluate their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Issuer’s shares. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may seek to acquire additional shares of Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Persons, including through hedging transactions with third parties. Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)—(b) The Reporting Persons beneficially own 14,757,258 shares of Common Stock, representing 14.86% of the outstanding shares of Common Stock. The percentage beneficial ownership of the Reporting Persons has been determined based on 99,292,219 shares of Common Stock outstanding as of September 30, 2009 as reported in the Issuer’s Form 10-Q for its fiscal quarter then ended. The Reporting Persons have sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 14,757,258 shares of Common Stock they beneficially own.
     (c) On December 15, 2009, Gebr. Knauf transferred 14,757,258 shares of Common Stock to C & G Verwaltungs, its indirect subsidiary, for an aggregate consideration of €132,117,511. Following the transaction, Gebr. Knauf no longer directly holds any shares of Common Stock. Except for the foregoing transaction, neither of the Reporting Persons has acquired or disposed any shares of Common Stock during the 60-day period prior to the date of this Statement.
     (d)—(e) Not Applicable.
(Page 5 of 7 Pages)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Not Applicable.
Item 7. Material to Be Filed as Exhibits.
     Not Applicable.
(Page 6 of 7 Pages)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2009 GEBR. KNAUF VERWALTUNGSGESELLSCHAFT KG
/s/ Hans Peter Ingenillem
Hans Peter Ingenillem
General Partner

C & G VERWALTUNGS GMBH
/s/ Hans Peter Ingenillem
Hans Peter Ingenillem
General Manager

(Page 7 of 7 Pages)